Filed by Revolution Acceleration Acquisition Corp pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Berkshire Grey, Inc.
Commission File No.: 001-39768

The following is a transcript of a presentation of Berkshire Grey, Inc. on June 8, 2021 at the UBS Global Industries and Transportation Conference:

Whit Hayes: Hi, everyone. This is Whit Hayes from UBS. I’m pleased to introduce to you all the management team at Berkshire Grey, which is a really exciting, early stage, company that has recently entered into a De-SPAC, in the warehouse automation space. We think this is a really interesting company. It’s a really interesting sector and I’m very excited to hear the story of today. Here we’ve got Tom Wagner, who’s the CEO. Steve Johnson is president and Mark Fidler who’s the chief financial officer. With that, I will turn it over to them. Tom?

Tom Wagner: All right, fantastic. Thank you, Whit. Folks, thank you for taking the time today. We’re going to tell you a little bit of our story. I’ll refer to the slides. We make things that are robotics, so it’s helpful to have physical presentations and so forth. If you go to the slides, the way this platform works, I will tell you what slide number I’m on, and we’ll go from there. Why don’t we refer to slide three rather than reading the disclaimers on slide two?

We’re on slide three. At Berkshire Grey, what we do is create AI-enabled robotic systems that help our customers in retail, e-commerce, grocery, and packaging logistics to transform their supply chains, to be more competitive, and to scale to meet increasing consumer demands, which is usually important. Today, these industries are being disrupted. In the current timeframe, they’re being disrupted, if you will, by the pandemic and the labor shortages that have followed from that.

Even prior to the pandemic, these industries were being disrupted by changes in consumer expectations and by competitive pressures. We help companies in these spaces to compete. There’s a TAM associated with this that’s large, it’s $280 billion. I want you to understand that when we talk about our TAM, it’s not a nascent or a hypothetical TAM. It’s a TAM that exists today. These are operations that are being done today, for goods that are being shipped today. This is an existing TAM. Let’s go to slide four.

On slide four gives you a look inside the warehouse operations or inside the logistics center. If you were to go walk the floors, if I go back in time, 10 years ago, I would have thought they would be highly automated. They’re not. Most of those operations are manual, and it tends to be what you see is a lot of standardized shelving that people get items on and off of.

You see things like conveyor belts. In these industries, their top challenges are labor availability. All of our customers have thousands of open positions they can’t fill. Labor availability is a critical issue. There are these increasing consumer demands, and it’s really tied to the mobile phone in your pocket, as well as the Amazon effect. Meanwhile, they also have to be more competitive.

The challenge that you have in these industries is your supply chain operations are manual. If you go to slide five, I apologize the platform doesn’t support videos. You can go to our webpage, berkshiregrey.com to see videos. If you care to. I will tell you a little bit about these photos that you see here. These are all systems of ours that are installed and in operation at customer locations. What they’re doing is picking up and handling individual items, for instance, to fill e-commerce orders.

Maybe you’ve ordered a power supply and a case for your phone. Today without our technology, somebody is manually picking the item from the inventory and getting it into the box. With our technology, the robots are able to pick from the inventory and put to the outgoing boxes or containers. In addition to picking and handling individual items, we also have movement and mobile robots in our systems. As I look at this picture, I would look at the image to the lower right. That’s a picture of some of our mobile robots.

This enables us to move goods, move orders, and to organize items in support of, for instance, the fulfillment process. This means as we have the ability to pick up and handle individual items. We also have the ability to move items, inventory, as well as outbound orders in boxes around through our system to automate the work for our customers.

All right, go to slide six if you would. We call what we do Intelligent Enterprise Robotics and we think this is hugely important.

This means AI-enabled picking, AI-enabled mobility, as I said. It also means system orchestration, meaning that we deliver a complete solution to a customer. The solution reasons about the work that has to be performed when and by which robot in order to meet things like truck cut times, ship times on orders, and so forth. We produce a completely orchestrated solution. The reasons about orders, reasons about goods, reasons about flow, make sure the right work is being done by the right robots at the time in order to get those orders out in a predictable and performance fashion. This is hugely important. This is what enables both growth and automation today that produces ROI and has real value to customers. It’s also what enables that highly automated future. You need to be able to pick up and handle the individual items, just like they do in the operations today.

Although they do manually, you need to be able to move the items, you need to be able to organize the flow of the work being done in the fulfillment center. We do all of those things in our company, produce integrated solutions for our customers. To the best of our knowledge, we’re unique in the industry in our abilities to do these things. Go to slide seven, that’s a divider page. Go to slide eight. Most of us intuitively know that e-commerce and commerce, the way we shop and buy has changed.

It’s worth enumerating some of those changes. This again is largely due to the cell phone in your pocket, as well as the Amazon effect. Today as consumers we’re mildly terrible from a retailer and commerce companies’ perspective. We’re very demanding. What we want is a huge number of SKU’s or items to choose from. We have a very low tolerance for substitutions, meaning we’re not willing any longer to take something that is not the desired color for instance.

We’ll shop until we find the exact item. We price shop everyone. We think shipping is free and I guarantee you that FedEx, who’s one of our disclosed customers would tell you that shipping is not free. We want everything today. We’re grudgingly willing to wait for tomorrow, but that three to four week fulfillment time is long gone. All of these pressures, all of our demands, all of our expectations go to the supply chain operations of companies in e-commerce, retail, grocery, and so forth.

In these spaces, there’s a battlefield for our dollars and for our attention and people who compete in those spaces are all competing with Amazon. If you’re in any of those markets with Amazon, you have to compete with Amazon. In addition to the consumer pressures and the change in expectations, you have to compete with a very hard competitor. If you go to slide nine. That again shows you some of the manual operations inside people’s fulfillment centers, inside their warehouses. The answer to that is automation.

This again is what brings our customers to us and something that we do well. Go to slide 10. When it comes to the capabilities that we deliver, really what we’re talking about is improving operational efficiencies, enabling people to do more in some sense with less in terms of costs, and so forth. Don’t worry, I’m not going to read you my slide. What I want to point out though is the box to the upper right where we have the words two to three year ROI.

The reason I think that’s important is that we can enumerate all of the operational improvements in the automation. I can carry more SKU’s. I have faster fulfillment, I have a more predictable flow through my centers. I’m robust against labor issues like the pandemic. Oh, by the way, I might have some capacity for peak. We can go through all those things, but the most important piece is the systems produce quantifiable economic value to our customers and pay for themselves in the two to three-year timescale, typically.

Quantifiable value is not some notional thing. Quantifiable value being produced by our solutions and again, I’ll refer you back to the comment about the TAM. The TAM today exists. It’s not a nascent thing. It exists. I think the ROI is probably the most important attribute I would point to. Let’s go to slide 11. When it comes to the TAM, we referenced $280 billion. That is a global annual number that consists of two components. $230 billion is aligned against things that are done manually today.

That’s the picking up of the power supplies. That’s picking up the cell phone cases to pack into the boxes, and even in some cases, it’s picking up bundles of shampoo that are bound for retail stores and so forth. Many of us think that those are resupplied by the pallets. The Targets and Walmarts of the world, they’ll sell through pallets of shampoo on a regular basis. Those are done in smaller units. Somebody has to handle those. We automate the processes and we can handle those.

$56 billion is aligned against conventional material handling equipment. When you do the transformation with us and you introduce the new level of automation, the $280 billion global annual number today, it exists. It’s not a notional TAM and the numbers are large. Let’s go to slide 12. Now recently, we’ve had material commercial momentum. Steve, I’m actually going to bounce you the ball. If you would, and talk a little bit about growth and pipeline, and then on the next slide a little bit about our verticals and the places we play, and some of our disclosed customers.

Steve Johnson: Thank you, Tom. Thanks to everyone who joined as well. In 2019, we really started growing the commercial team and in 2020, we added seven GMs and about 50 people. That resulted in some real serious pipeline growth from $100 million to $1.7 billion. We don’t think anybody else could have done that. The GMs and the team that were brought on. We were able to leverage the tailwinds for automation and the Amazon effect really effectively.

If you go to the right side, I’ll call out a few key milestones. We got significant traction with our anchor customers. The thesis was if we put general managers and dedicated teams on them we’d get repeat orders and really deep pipelines. That was great. We launched the robot as a service offering, our first one, we closed our first deal in that in December. That was good. Expanded into Europe. We have a GM and a team there.

Then on the tech side, we launched the robotic induction product and closed our first deal there, and launched the next-gen robotic store replenishment system, closed our first deal there. Some huge milestones and momentum that’s really began in 2020 as we’ve seen it continue into 2021 as well. If you look at the next slide, which is slide 13, we’ve focused on five verticals. We did a bottoms-up assessment of these verticals. Each of them have the potential to be a billion-dollar revenue for the company. They’re very deep, very large.

You’ll see some of our anchor customers on the bottom, they go across the vertical. Some of them like Walmart in a number of different things. They’re retail, they’re e-comm, they’re grocery, etc. In general, there’s a whole bunch of other ones that are in there. Going across each vertical as well as a horizontal, each of these companies have an e-comm presence. We’ve dedicated a general manager to that. Then EMEA, we’ve launched the EMEA team. As I mentioned earlier, there’s almost an equivalent TAM as North America. Then with the proceeds from the SPAC, we’re also expanding to APAC, which has also a monster TAM. Really great to see traction of momentum there. Tom, I’ll pass it back to you.

Tom: All right. Awesome. Slide 14 is a divider. Let’s go to slide 15. As I mentioned, when it comes to technology, when it comes through our technology platform, for really high-level things to understand, we do picking, shown to the upper left, that’s robots handling individual items.

It’s the cell phone case, the charger, the package of pringles if you’re doing quick grocery delivery, and so forth. We also do mobility shown to the upper right. We have mobile robots that move and organize inventory store items as well as moving organized orders on the outbound side. Mobility is also shown to the lower left. We make systems that incorporate shuttle robots and other robots that amplify the abilities of the primary picking and the primary mobility systems and then shown to the lower right is a screen snapshot of one of our orchestration systems.

That’s organizing the flows and you can plan and schedule and make sure that the right work is done by the right robots at the right time to get the orders out the door in a predictable desirable fashion, from a high-level picking, mobility and movement of a few different forms and system-level orchestration. On slide 16, we have a breakdown of how you might think about our technologies.

The far left is artificial intelligence software and embodied by icons. I’m going to talk to you just a little bit about thinking like a robot. Imagine you’re a robot and you’re going to pick up and handle an individual item from a bin that contains inventory or from a conveyor belt that contains many items. For instance, items may be stored in inventory in bins.

Bin is going to appear to you. You have to find and identify and isolate a specific item from that inventory in order to fill the order for the cell phone case or for the charger. As you look in the bin or tow, as a robot, what you see are jumbles and piles of geometries and shapes. There’s a huge amount of AI that enables the system to look into the bin, figure out where one item starts and other items stops, figure out where a good grasp point is on the items that the system is looking at.

Where do I pick the thing up? Then we even have to use AI in order to figure out how to move the robot appropriately, once it’s picked up the item because you don’t know every time where it’s going to live in the inventory tote nor do you know every time what the outbound box is going to already have in it. It depends on what you’ve ordered. There’s a huge amount of computer vision, sensor processing, AI planning and learning the enable the systems to pick up and handle the individual items, pack the items in the boxes, reorient them in order to fill the orders and so forth.

All of that software gets combined, which is shown on the left on this slide. Gets combined with patented and differentiated hardware of our own creation in the middle pane to create standardized product modules, those modules then in the far right pane, get deployed as we form solutions for customers. Way to think of it is software, which is very special proprietary trade secret, combined with patented hardware, and we have at least 72 patents that have issued through. We filed more than 300 patent filings, software gets combined with differentiated hardware, standardized product modules.

Then when we do solutioning for a customer, it’s understanding their goods, their flows, their needs, their business, how their business works. Then picking from those standardized product modules, which you can think of as Lego building blocks, we’re taking one of these, and we’re taking three of these, and we’re taking four of these, in order to construct the solution for the customer that delivers the value and hits the ROI, okay. Lots of special technology in here, built into standardized product modules, that is what enables us to scale and deliver solutions to a multitude of customers.

We’re going to go to slide 17. This is an illustration of one of our standardized product modules. Again, I apologize that there’s no video capability here. What you’re looking at is a robot arm doing the picking from an inventory tote, it will then put the item that it picks into a shuttle robot, the shuttle robot will take the item to a box to fill an order. These systems automate processes in e-commerce as well as retail replenishment.

There are variants of these systems today that are in use. Also sorting packages for the logistics companies. The underlying technical problems are very much the same, which is, I have to look at piles of things, I have to figure out what’s in front of me. I have to in real-time, do all that processing, pick a thing up, recognize it, move it, put it in the right place in order to automate this work. This is something that we do very well as a company.

Sometimes I go picking and when I say picking and move on, I’m actually glossing over all this technology, but the way to think of it is picking then we do mobility, and so forth. If you go to slide 18 you’ll see us still on one of our mobile systems. The mobile robots, again, organize the inventory, organize the orders, store items. For instance, load their trucks in the right order. Looking at this slide that we have, again, on slide 18, is a robot arm to mobile robots. Those robots are bringing the items to a cell that then does the picking. We’re moving the inventory, moving the robot around then automating the pick and then the mobile robot, the pick arm, and in systems like this, typically, there’s lots of mobile and there’s lots of picking. This system and systems that can do this can be very large, multiple football fields in size or even spanning levels.

We today have active installations that are in the back of stores and functioning there as well as active installations in distribution centers, doing the larger scale operations.

If you go to slide 19, this is a different variant of our mobile platform and please imagine it wheeling forward with me. If the robots were in motion, you’d see them picking up and handling a wide variety of items. What’s important about the new generation of mobile robots is that they can pick up and handle the individual item.

Most conventional automation requires a standardized thing, three bottles of water, large jugs of detergent, dog food, kitty litter, and so forth directly on the robot. We can show and store those things and also organize those. This means that in addition to handling inventory, I picked boxes with cases with 12 packs of water and so forth and get those out in an organized fashion. If you go on slide 20. This is a collage of an installation with multiple RPS modules in it. Remember it goes proprietary, special software combined with patented hardware to create products as modules.

Those modules then get installed with customers to create solutions, which you’re looking at here as an installation with multiple of those productized modules in it that automate a large path of the operation in this distribution center. It incorporates robotic picking, robotic mobility, kicking from the inventory into those outbound order boxes in a fully automated fashion. We’re particularly proud of this installation for two reasons.

This was a brownfield installation which meant we went in incrementally, kept the building at a certain level of capacity while we were installing and delivering this system. This system and this installation was commissioned also right before COVID. This customer is a general merchandise customer plus a grocer and they were able to meet the COVID burst in demand by shifting more work to our systems without adding a second shift in order to meet order items.

This is important. This enabled those of us who’ve been home and ordering online and being delivered to by store or pick up at store. These are the systems that have enabled some of that and enabled our customers to meet that burst. If we go to slide 21. This is a mention of a recent press release where we added a disclosed customer to our set. This disclosed customer is SoftBank. They are standing up and have set up an advanced logistics as a service operation in Japan. Japan has some special needs which are for instance, being very gentle with items.

In some markets, if you mark the cellophane on a bottle or on a package many of us ignore that, that’s not considered damage. In some markets, the packaging is as important as the item inside. For Japan, there were special handling requirements. We developed and deployed with SoftBank a careful handling package which then we can later turn around and offer to other customers that already have installations as an upgrade, you can go look at the press release and check the other SoftBank news on our website.

If we go to slide 22, a way to process this chart is to the left, our Berkshire Grey capabilities with the green checkmarks. What we’re doing is comparing capabilities that we have in-house to some other robotic systems such as AGV’s and just a mobile solution or a conventional sortation system and so forth. We’re identifying capabilities that you get from these other technologies. A way to think about us is when I go picking mobility orchestration, again, really important key elements for fully automating a warehouse or distribution center.

We do them under one roof and we offer integrated solutions that hit customer metrics, and we make performance commitments around those things. We are to the best of our knowledge unique in the industry in being able to offer all of these things as part of our solution to customer and we think that that’s very important. On slide 23, I would offer a thought that the TAM is very large.

It also exists today. Again, this is not a nascent thing. This exists today. When it comes to technology. Even now, let’s say I was fully equipped with my videos, like share your videos, I’d still be in many ways understating the quality and the difficulty of the technical problems that we solve in order to automate this work. This is a beautiful thing.

We have very good technology with apologies for hubris. We have a tremendous amount of commercial momentum.

Steve talked to you about pipeline growth, that continues. We also think that the timing for this is quite good. It’s not just about Berkshire Grey. It’s great for Berkshire Grey. Timing is great for us. It’s also a time where our customers are under tremendous pressure to transform. They had those pressures prior to the pandemic but the pandemic and the current labor shortages have just exacerbated those problems. We are privileged that our customers need to transform, to automate. I’ll stop talking and I will turn this back over to Whit.

Whit Hayes: Thanks, Tom, Steve, and Mark. This has been really fascinating to hear. A reminder to all the investors participating, there is a question submission box on your screen. If you have additional questions, feel free to submit them. We’ve got a couple come in already, but I’m happy to take any of your questions. Maybe we’ll wait for additional questions to come in. Tom, one question that the investor community has is you mentioned this is a $280 billion TAM.

I think there’s a reference in one of your slides about it being 5% automated. What has been the holdup to increasing that percentage? Is it capital? Is it technology processing power? Is it just the fact that the solutions haven’t been able to service the customers or what is it that’s really representing now as a critical jump off point here?

Tom: No, it’s a great question. If you go walk the floors in distribution centers, warehouses, logistics centers, and so forth. Generally what you see are manual operations. They’re largely manual today because there hasn’t been technology to address the problems in these industries. If you step over here and compare it to automotive, for instance. Automotive, you’ll see beautiful six-degree freedom robot arms welding cars, and painting cars and so forth.

Early days of Berkshire Grey, I would get asked, why is that not just the technology that we would use. “Hey, I’m trying to automate my e-commerce operations. Why can’t I just use that?” The answer is when you see an automotive system doing the beautiful functions that they do, most of the time those robots are executing plans that a human engineer gave it. Say the BMW is going to be here, here’s where you paint it or the BMW is here, here’s where you weld it.

The robots are not figuring out the shape of the car and figuring out on the fly where I should paint or where I should weld or where I should move. Our problems and the problems that our customers have in e-commerce require lots of online figuring things out. There are not perfect models that retailers have of all the underlying objects that don’t exist. Manufacturers will change, and I’m looking for a good problem. Let’s see.

Manufacturers will change the SKU and change the label and change the shape of a bottle without telling the retailer or without telling the e-commerce company. They just make minor changes. Those things would break a conventional approach to automation. For us, the robots are continuously understanding what they’re looking at, figuring out where to pick a thing up, pick it up, figure out how to move it, move it, put it down, make sure that it’s processing its own actions and thinking into that.

Prior to Berkshire Grey, and very recently these things weren’t technically feasible. These industries that don’t have automation, there wasn’t automation for them. Their problems were a different class of problem technically. Then, for instance, automotive and so they weren’t automated solutions.

The timing for us is technical capabilities. In addition to, in parallel, there’s all the macro pressures. Changing consumer expectations, this stuff where you’re ordering a package of batteries, sitting at a traffic light, don’t do that. When you do that you’re creating a small shipment. That order, all of these behaviors mean that these folks have to change their processes, change their capabilities. There’s all these macros that need them to do more, be faster and do so in a more competitive fashion at the same time that we’re here with the technology which is new, protected, patented, proprietary.

We were in stealth mode from 2013 to 2018 because we were learning, filing patents, getting into position, and so forth. Whit please ask another. I got excited. If I did not answer your question, ask me again, and if you’ve got others, that’s great.

Whit Hayes: No, not at all. The excitement is certainly apparent. It’s clear that you love what you do here. Look, another question that’s come in is around some of the customer behaviors. Look, I think it’s not lost on anyone that the COVID pandemic has changed the way that people operate and people order things. How has it changed the way that your customers are managing their budget and are they planning for a sustained period of people ordering online? Are they expecting it to move more towards a store-based fulfillment system? What’s the latest and greatest out of your customer’s minds?

Tom: I’ll go back to what I said earlier and then I’ll answer. There was already tremendous pressure on folks to automate, transform in order to meet the increasing demands that are being imposed by things like e-comm and our shopping needs. The pandemic accelerated our behaviors. Anybody who was not fully using e-comm or wasn’t contemplating that that’s all been accelerated by the pandemic.

When it comes to e-comm and when I wave my phone around a thing that it’s important to remember, and that was part of your question, is it for a brick and mortar retailer? The plays are more sophisticated than just a distribution center that’s somewhere in the middle of the country near a good transit hub. If you’re a brick-and-mortar retail, you already have a typically strong supply chain supplying your retail stores.

When they contemplate the changes and the continuous acceleration of our behaviors and so forth when I say e-comm, I also mean things like resupply stores so that you can order online, pick up at store. Order online, be delivered to by a store. Order online, you might even be shipped to by the store, and it may be transparent to you. As a brick-and-mortar retailer, you want to fulfill from wherever makes the most sense in order to get it to the consumer in the fastest, most efficient fashion.

Even though I say things like e-comm, and we talk about transformation and acceleration, the thing to remember is that for a brick and mortar player, they’re also optimizing the flows, the stores, because they support the same behaviors. Order online, they might be shipped from the store and you may not even know it.

Whit Hayes: I think the last question that we have coming in is, is it more around your growth plan. You’ve published a very aggressive revenue growth outlook that requires a lot of additional capital which you’re raising via this back transaction. How are you thinking about the biggest risk to that plan? What if anything keeps you up at night?

Tom: That’s great. Mark, I’m going to address risks, and then I’m going to throw you the ball in terms of penetration vis a vis customer for market. On the risk front, truthfully, it’s an execution question. Technical, those are the places that you want to own it is you want it to be an execution question. Those are things you can control. Market risk is a lot harder. If I make it maybe I’m not sure people will buy it. This is not one of those. Our customers want as much as we can give them, as best a thing as we can make, as fast as we can get it to them.

Which pushes the risk on what do we do to execute correctly and to deliver. In our plan, the growth in the numbers, some of the things that we have already done to support that plan and where we will continue to invest include contract manufacturing. We deliberately do not turn our own screwdrivers. It can be quicker and easier to set up a small-scale operation when you’re early to do it that way.

Instead, we invest the time to develop our own supply chain process. A process for managing and working with contract manufacturers. We have a portfolio of partners on that space which is what enables us to scale and grow into demand very quickly. Whereas if that was our own organic manufacturing line then you’d have to lay in those heads, scale your processes, and so forth. We have partnerships that will amplify and enable us to address those things market. Mark, I jumped away from the question that was also about the growth plan. Could you just comment on customer penetration with market, please?

Mark Fidler: Just a couple of quick things. I mean when you look at the size of the market, $280 billion TAM and you look at our revenue projections even going out to 2025, over $900 million or so in revenue, it’s really just a tiny sliver of the overall market. We intend to grab a lot more but it’s a very, very, small assumption on the overall market.

Peeling that onion back a little bit more, when you look at the projections, about half of our revenues are expected to come from what we call our anchor customers. These are big, big customers that we’ve disclosed. The Walmarts, Targets, FedEx. When you look at their overall CapEx spend per year, they’re spending over $21 billion in CapEx annually, and our revenue projections have $400-ish million or so from those anchor customers.

Again, we’re assuming that these are small penetration numbers overall with our customers who have hundreds, if not thousands of distribution centers and stores, and other facilities throughout their entire distribution network. Building our pipeline as Steve talks about $1.7 billion is giving us the visibility between anchored customers and new customers in achieving these growth targets.

Whit Hayes: Great. Well, this is a really exciting story. You guys have done a great, great job in positioning yourselves at the forefront of a lot of really, really supportive secular tailwinds. With that, I’d say Tom, Steve, Mark, thank you for presenting and if you have any concluding remarks, maybe I’ll turn it over to you for now.

Tom: Sure, I’ll re-emphasize. TAM exists, technology is good, and I’m still understating it with apologies for hubris. Timing is good, everybody needs to transform. We’re privileged that we have good relationships and with a large TAM. Thank you Whit and thank you all very much for your time today.

Steve: Thank you.

Mark: Thank you very much.

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Berkshire Grey, Inc, (“Berkshire Grey”) and Revolution Acceleration Acquisition Corp (“RAAC”). Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Berkshire Grey and RAAC, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of RAAC’s and Berkshire Grey’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RAAC and Berkshire Grey. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RAAC’s securities, (ii) the risk that the proposed transaction may not be completed by RAAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RAAC, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the stockholders of RAAC, the satisfaction of the minimum trust account amount following redemptions by RAAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the amount of redemption requests made by RAAC’s public stockholders, (viii) the effect of the announcement or pendency of the proposed transaction on Berkshire Grey ’s business relationships, operating results and business generally, (ix) risks that the proposed transaction disrupts current plans and operations of Berkshire Grey and potential difficulties in Berkshire Grey customer and employee retention as a result of the proposed transaction, (x) risks relating to the uncertainty of the projected financial information with respect to Berkshire Grey, (xi) risks relating to increasing expenses of Berkshire Grey in the future and Berkshire Grey’s ability to generate revenues from a limited number of customers, (xii) risks related to Berkshire Grey generating the majority of its revenues from a limited number of products and customers, (xiii) the passing of new laws and regulations governing the robotics and artificial intelligence industries that potentially restrict Berkshire Grey’s business or increase its costs, (xiv) potential litigation relating to the proposed transaction that could be instituted against Berkshire Grey, RAAC or their respective directors and officers, including the effects of any outcomes related thereto, (xv) the ability to maintain the listing of RAAC’s securities on The Nasdaq Stock Market LLC, either before or after the consummation of the business combination, (xvi) the price of RAAC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RAAC plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting RAAC’s business and changes in the combined capital structure, (xvii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xviii) unexpected costs, charges or expenses resulting from the proposed transaction, (xix) risks of downturns and a changing regulatory landscape and (xx) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Amendment No. 1 to RAAC’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 (the “RAAC Form 10-K/A”), the registration statement on Form S-4 discussed below and other documents filed by RAAC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither RAAC nor Berkshire Grey presently know or that RAAC and Berkshire Grey currently believe are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RAAC’s and Berkshire Grey’s expectations, plans or forecasts of future events and views as of the date of this document. RAAC and Berkshire Grey anticipate that subsequent events and developments will cause RAAC’s and Berkshire Grey’s assessments to change. While RAAC and Berkshire Grey may elect to update these forward-looking statements at some point in the future, RAAC and Berkshire Grey specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing RAAC’s and Berkshire Grey’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RAAC nor Berkshire Grey gives any assurance that either RAAC or Berkshire Grey, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

RAAC filed a registration statement on Form S-4 with the SEC (File No. 333-254539), which includes a preliminary proxy statement to be distributed to holders of RAAC’s common stock in connection with RAAC’s solicitation of proxies for the vote by RAAC’s stockholders with respect to its proposed business combination with Berkshire Grey (the “Business Combination”). After the registration statement is declared effective, RAAC will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the registration statement. RAAC may also file other documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by RAAC with the SEC, including the preliminary proxy statement / prospectus, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RAAC may be obtained free of charge upon written request to RAAC at 1717 Rhode Island Ave NW, Suite 1000, Washington, DC 20036, Attn: Investor Relations.

Participants in the Solicitation

RAAC and Berkshire Grey and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of RAAC in connection with the proposed transaction under the rules of the SEC. RAAC’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of RAAC in the RAAC Form 10-K/A as well as its other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of RAAC’s stockholders in connection with the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed Business Combination (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by RAAC will also be available free of charge from RAAC using the contact information above.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of RAAC, Berkshire Grey or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.